Exhibit 99.1

360 Finance Announces Third Quarter 2019 Unaudited Financial Results

SHANGHAI, China, Nov. 27, 2019 (GLOBE NEWSWIRE), 360 Finance, Inc. (QFIN) (“360 Finance” or the “Company”), a leading digital consumer finance platform, today announced its unaudited financial results for the third quarter ended September 30, 2019.

Third Quarter Operational Highlights

•                      Loan origination volume*1 was RMB55,965 million, an increase of 108% from RMB26,925 million in the same period of 2018, and an increase of 16% from RMB48,378 million in the second quarter of 2019.

•                      Outstanding loan balance*2 was RMB70,568 million as of September 30, 2019, an increase of 106% from RMB34,338 million as of September 30, 2018, and an increase of 15% from RMB61,289 million as of June 30, 2019.

•                      The weighted average tenor of loans originated was approximately 7.90 months, compared with 8.57 months in the same period of 2018, and 7.76 months in the second quarter of 2019.

•                      Cumulative registered users was 126.00 million, an increase of 90% from 66.35 million as of September 30, 2018, and an increase of 15% from 109.28 million as of June 30, 2019.

•                      Users with approved credit lines*3 was 22.83 million as of September 30, 2019, an increase of 137% from 9.64 million as of September 30, 2018, and an increase of 19% from 19.23 million as of June 30, 2019.

•                      Cumulative borrowers with successful drawdown, including repeat borrowers was 14.73 million as of September 30, 2019, an increase of 129% from 6.44 million as of September 30, 2018, and an increase of 17% from 12.54 million as of June 30, 2019.

•                      90 day+ delinquency ratio*4 was 1.07% as of September 30, 2019.

•                      The percentage of funding from financial institutions*5 was 93%

•                      Repeat borrower contribution*6 was 70.3%.

1 “Loan origination volume” refers to the total principal amount of loans originated through the Company’s platform during the given period.

2 “Outstanding loan balance” refers to the total amount of principal outstanding for loans originated through the Company’s platform at the end of each period, excluding loans delinquent for more than 180 days.

3 “Users with approved credit lines” refers to the total number of users who had submitted their credit applications and were approved with a credit line by the Company at the end of each period.

4 “90 day+ delinquency ratio” refers to the outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. Loans that are charged-off are not included in the delinquency rate calculation.

5 “The percentage of funding from financial institutions” is based on cumulative loan origination during the given period.

6 “Repeat borrower contribution” for a given period refers to (i) the principal amount of loans borrowed during that period by borrowers who had historically made at least one successful drawdown, divided by (ii) the total loan origination volume through our platform during that period.

Third Quarter 2019 Financial Highlights

•                      Total net revenue was RMB2,583.0 million (US$361.4 million), an increase of 98% from RMB1,302.7 million in the same period of 2018.

•                      Income from operations was RMB942.4 million (US$131.8 million), an increase of 21% from 777.4 million in the same period of 2018.

•                      Non-GAAP*7 income from operations was RMB 964.7 million (US$135.0 million), an increase of 15% from RMB841.4 million in the same period of 2018.

•                      Operating margin was 36.5%. Non-GAAP operating margin was 37.3%, compared with 64.6% in the same period of 2018.

•                      Net income was RMB733.5 million (US$102.6 million), an increase of 27% from RMB 577.4 million in the same period of 2018.

•                      Non-GAAP net income was RMB755.8 million (US$105.7 million), an increase of 18% from RMB641.5 million in the same period of 2018.

•                      Net income margin was 28.4%. Non-GAAP net income margin was 29.3%, compared with 49.2% in the same period of 2018.

7 Non-GAAP income from operations and Non-GAAP net income are non-GAAP financial measures. For more information on this non-GAAP financial measure, please see the section of “Use of Non-GAAP Financial Measures Statement” and the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

Mr. Haisheng Wu, Chief Executive Officer and Director of 360 Finance, commented, “We continued to achieve healthy and solid growth as we remain committed to executing our strategies in place. We have firmly implemented our strategic transition from a traditional loan facilitator to a technology enabler through the ‘capital light’ model. This transition allows us to serve more financial institutions and steadily reduce overall operational risk. Recently, we have observed regulatory tightening and market volatilities. We have always prided ourselves on our market leading position and ability to maintain high regulatory compliance standards. We have been actively working with regulators, industry associations and other leading companies to advocate for operating in regulatory compliance and protecting customer privacy. For example, we jointed efforts with National Internet Finance Association of China to appeal for the establishment of an industry-wide anti-scam alliance. In response to the short-term market uncertainties, we expect to adopt a relatively conservative measure of customer acquisition, yet remain confident in meeting our full year guidance. In the long-run, we will continue to focus on the quality of growth and safety of operations, while maintaining a reasonable growth rate. We are committed to delivering greater value to all of our stakeholders. “

Mr. Jiang Wu, Chief Financial Officer of 360 Finance, stated, “Our solid operating performance in the third quarter continued to generate healthy financial results. In this quarter, loans originated under the ‘capital light’ model accounted for 20% of total loan originations, a significant increase from 8% in the previous quarter. It not only frees up more cash to support our daily operations and pilot projects, but also provides us with more of a cushion against industry headwinds down the road. Meanwhile, our customer acquisition has become more efficient to offset, to some extent, a decrease in margin as a result of our strategic transition. We remain committed to originating more on-balance sheet loans to better match revenue with cash flow as long as the costs of consolidated trusts are reasonable. In addition, we have been trimming down overall funding costs through strengthening long term relationship with our financial institution partners and diversifying our fund sources, such as domestic ABS market. For example, in July, we successfully issued RMB 1 billion of ABS with an attractive comprehensive cost at about 5.6%, despite the challenging domestic ABS market. More importantly, we maintained our prudent attitude towards risk management to ensure sufficient provisions for estimated credit risks. “

Mr. Yan Zheng, Vice President of 360 Finance, added, “We maintained our market leading risk performance with 90 day+ delinquency ratio stood at 1.07%. We have implemented proactive measures in all stages of our operations to ensure full control over credit risk management in the long-run. These measures include raising requirement thresholds for loan applicants, offering loans with more flexible repayment schedules to increase the transaction volume of high quality borrowers, and recording additional provisions related to credit risk. In addition, we have received approval from People’s Bank of China to connect to its credit system, which will allow us to download and submit data on borrower’s credit profile. We believe this will enhance our risk management capabilities by increasing the effectiveness of credit underwriting and a borrower’s cost of default. Furthermore, we have adopted a stringent collection policy to ensure full regulatory compliance. With these measures in place, we are confident to elevate our overall business resilience and achieve more sustainable development.”

Third Quarter 2019 Financial Results

Total net revenues increased 98% to RMB2,583.0 million (US$361.4 million) from RMB1,302.7 million in the same period of 2018, primarily due to an increase in loan facilitation service fees, post origination service fees and financing income associated with an increase in loan origination volume.

Revenue from loan facilitation services increased 40% to RMB1,318.2 million (US$184.4 million) from RMB943.8 million in the same period of 2018, primarily due to an increase in loan origination volume through the Company’s platform.

Revenue from post-origination services increased 180% to RMB573.2 million (US$80.2 million) from RMB204.5 million in the same period of 2018, primarily due to an increase in loan origination volume and the cumulative effect of loans originated during prior periods through the Company’s platform.

Financing income*8 increased 439% to RMB409.8 million (US$57.3 million) from RMB76.0 million in the same period of 2018, primarily due to an increase in loan origination funded by our consolidated trusts. Financing income was recognized over the lifetime of the loans, therefore its growth rate lagged the growth rate of on-balance sheet loans.

Other service fee revenues increased 260% to RMB281.9 million (US$39.4 million) from RMB78.4 million in the same period of 2018, primarily due to an increase in revenue from referring borrowers to other platforms and an increase in release of guarantee liabilities upon expiry of the underlying loans and late fees from borrowers.

Total operating costs and expenses increased 212% to RMB1,640.7 million (US$229.5 million) from RMB525.3 million in the same period of 2018.

Origination and servicing expenses increased 114% to RMB374.3 million (US$52.4 million) from RMB174.8 million in the same period of 2018, primarily due to an increase in loan origination volume and the associated costs incurred to originate and service loans through the Company’s platform.

Sales and marketing expenses increased 274% to RMB902.9 million (US$126.3 million) from RMB241.4 million in the same period of 2018, primarily due to an increase in advertising expenses to promote the Company’s brand and attract users to the platform.

General and administrative expenses increased 84% to RMB113.7 million (US$15.9 million) from RMB61.7 million in the same period of 2018, primarily due to an increase in salaries and benefit and related expenses for employees engaged in general corporate functions.

Provision for loans receivable increased 1268% to RMB151.0 million (US$21.1 million) from RMB11.0 million in the same period of 2018, primarily due to an increase in loan origination funded by consolidated trusts and the company’s proactive increase of provisions related to credit risk.

Provision for financial assets receivable increased 243% to RMB44.6 million (US$6.2 million) from RMB13.0 million in the same period of 2018, primarily due to an increase in loan origination volume.

Provision for accounts receivable and contract assets increased 133% to RMB54.2 million (US$7.6 million) from RMB23.3 million in the same period of 2018, primarily due to an increase in loan origination volume.

Income from operations increased 21% to RMB942.4 million (US$131.8 million) from RMB777.4 million in the same period of 2018.

Non-GAAP income from operations increased 15% to RMB964.7 million (US$135.0 million) from RMB841.4 million in the same period of 2018.

Operating margin was 36.5%. Non-GAAP operating margin was 37.3%, compared with non-GAAP operating margin of 64.6% in the same period of 2018.

Income before income tax expense increased 18% to RMB922.4 million (US$129.1 million) from RMB783.2 in the same period of 2018.

Income tax expense was RMB189.0 million (US$26.4 million), compared with RMB205.7 million in the same period of 2018.

Net income increased 27% to RMB733.5 million (US$102.6 million) from RMB577.4 million in the same period of 2018.

Non-GAAP net income increased 18% to RMB755.8 million (US$105.7 million) from RMB641.5 million in the same period of 2018.

Net income margin was 28.4%. Non-GAAP net income margin was 29.3%, compared with non-GAAP net income margin of 49.2% in the same period of 2018.

8 “Financing income” is generated from loans originated through the Company’s platform funded by the consolidated trusts and Fuzhou Microcredit, which charge fees and interests from borrowers.

M6+ Delinquency Rate by Vintage

The following chart displays the historical cumulative M6+ delinquency rates by loan origination vintage for all loans originated through the Company’s platform:

http://ml.globenewswire.com/Resource/Download/70cdf60b-e72c-4667-98de-79d940f7a93c

Recent Development

•                      On November 27, 2019, FountainVest Partners (“FountainVest”), through its investment arm Ruby Finance Investment Ltd., acquired an aggregate of 11,521,266 ADSs of the Company from certain holders of the Company’s ADSs, upon the completion of which, FountainVest became a significant shareholder of the Company and a person designated by FountainVest was appointed as a director of the Company.

•                      In August, 2019, Fuzhou 360 Online Microcredit Co., Ltd., one of our wholly owned PRC subsidiaries, received approval from the People’s Bank of China to connect to its Financial Credit Information Basic Database.

Business Outlook

360 Finance currently expects total net revenue for fiscal year 2019 to be in the range of RMB 8,000 million to RMB 8,500 million. This forecast reflects the Company’s current and preliminary views, which are subject to change.

Conference Call

360 Finance’s management team will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, November 27, 2019 (9:00 PM Beijing Time on November 27, 2019).

Dial-in details for the earnings conference call are as follows:

United States:	1-888-346-8982
Hong Kong:	852-3018-4992
China:	4001-201-203
International:	1-412-902-4272
Passcode:	360 Finance

Please dial in 15 minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone one hour after the end of the conference call until 7:59 AM ET on December 4, 2019 at the following numbers:

United States:	1-877-344-7529
International:	1-412-317-0088
Passcode:	10137194

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of the Company’s website at ir.360jinrong.net.

About 360 Finance

360 Finance, Inc. (NASDAQ: QFIN) (“360 Finance” or the “Company”) is a leading digital consumer finance platform and the finance partner of the 360 Group. The Company provides tailored online consumer finance products to prime, underserved borrowers funded primarily by its funding partners. The Company’s proprietary technology platform enables a unique user experience supported by resolute risk management. When coupled with its partnership with 360 Group, the Company’s technology translates to a meaningful borrower acquisition, borrower retention and funding advantage, supporting the rapid growth and scaling of its business.

For more information, please visit: ir.360jinrong.net

Use of Non-GAAP Financial Measures Statement

To supplement our financial results presented in accordance with U.S. GAAP, we use non-GAAP financial measure, which is adjusted from results based on U.S. GAAP to exclude share-based compensation expenses. Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are set forth in tables at the end of this earnings release, which provide more details on the non-GAAP financial measures.

We use non-GAAP income from operation and non-GAAP net income in evaluating our operating results and for financial and operational decision-making purposes. Non-GAAP income from operation represents income from operation excluding share-based compensation expenses, and non-GAAP net income represents net income excluding share-based compensation expenses. Such adjustments have no impact on income tax. We believe that non-GAAP income from operation and non-GAAP net income help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in results based on U.S. GAAP. We believe that non-GAAP income from operation and non-GAAP net income provide useful information about our operating results, enhance the overall understanding of our past performance and future prospects and allow for greater visibility with respect to key metrics used by our management in its financial and operational decision-making. Our non-GAAP financial information should be considered in addition to results prepared in accordance with U.S. GAAP, but should not be considered a substitute for or superior to U.S. GAAP results. In addition, our calculation of non-GAAP financial information may be different from the calculation used by other companies, and therefore comparability may be limited.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars are made at a rate of RMB7.1477 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 30, 2019.

Safe Harbor Statement

Any forward-looking statements contained in this announcement are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. 360 Finance may also make written or oral forward-looking statements in its reports to the U.S. Securities and Exchange Commission (“SEC”) on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including the Company’s business outlook for 2019, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding such risks and uncertainties is included in 360 Finance’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and 360 Finance does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For more information, please contact:

360 Finance

E-mail: ir@360jinrong.net

Christensen

In China

Mr. Christian Arnell

Phone: +86-10-5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

360 Finance, Inc.

Unaudited Condensed Consolidated Balance Sheets

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	December 31,	Sep 30,	Sep 30,
	2018	2019	2019
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,445,802	1,844,413	258,043
Restricted cash	567,794	1,429,251	199,960
Security deposit prepaid to third-party guarantee companies	795,700	1,078,862	150,938
Funds receivable from third party payment service providers	142,622	149,762	20,952
Accounts receivable and contract assets, net	1,791,745	2,740,005	383,341
Financial assets receivable, net	1,193,621	1,802,780	252,218
Amounts due from related parties	484,286	763,943	106,880
Loans receivable, net	811,433	7,969,621	1,114,991
Prepaid expenses and other assets	109,016	685,258	95,871
Total current assets	7,342,019	18,463,895	2,583,194
Non-current assets:
Accounts receivable and contract assets, net-non current	—	424	59
Financial assets receivable, net-non current	—	29,660	4,150
Property and equipment, net	6,869	16,769	2,346
Intangible assets	847	3,794	531
Deferred tax assets	—	163,132	22,823
Total non-current assets	7,716	213,779	29,909
TOTAL ASSETS	7,349,735	18,677,674	2,613,103

LIABILITIES AND EQUITY LIABILITIES
Current liabilities:
Payable to investors of the consolidated trusts-current	300,341	3,839,285	537,136
Accrued expenses and other current liabilities	518,955	921,741	128,956
Amounts due to related parties	78,767	54,393	7,610
Short term loans	—	1,535,000	214,754
Guarantee liabilities	1,399,174	2,338,719	327,199
Income tax payable	432,066	806,312	112,807
Other tax payable	164,478	244,194	34,164
Total current liabilities	2,893,781	9,739,644	1,362,626
Non-current liabilities:
Deferred tax liabilities	15,758	—	—
Payable to investors of the consolidated trusts-noncurrent	—	2,194,000	306,952
Total non-current liabilities	15,758	2,194,000	306,952
TOTAL LIABILITIES	2,909,539	11,933,644	1,669,578
Ordinary shares	20	21	3
Additional paid-in capital	4,866,756	5,031,458	703,927
Accumulated (deficit)/retained earnings	(430,263)	1,641,416	229,643
Other comprehensive income	3,683	69,629	9,741
TOTAL 360 FINANCE INC EQUITY	4,440,196	6,742,524	943,314
Noncontroling interests	—	1,506	211
TOTAL EQUITY	4,440,196	6,744,030	943,525
TOTAL LIABILITIES AND EQUITY	7,349,735	18,677,674	2,613,103

360 Finance, Inc.

Unaudited Condensed Consolidated Statements of Operations

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,			Nine months ended September 30,
	2018	2019	2019	2018	2019	2019
	RMB	RMB	USD	RMB	RMB	USD
Revenue from loan facilitation services	943,812	1,318,164	184,418	2,039,075	3,965,335	554,771
Revenue from post-origination services	204,473	573,194	80,193	396,850	1,494,353	209,068
Financing income	76,036	409,763	57,328	232,047	724,223	101,323
Other service fee revenues	78,368	281,918	39,442	212,582	635,055	88,847
Total net revenue	1,302,689	2,583,039	361,381	2,880,554	6,818,966	954,009
Origination and servicing	174,838	374,311	52,368	503,487	906,402	126,810
Sales and marketing	241,434	902,869	126,316	844,668	2,432,804	340,362
General and administrative	61,731	113,716	15,909	460,080	357,909	50,073
Provision for loans receivable	11,038	151,010	21,127	35,693	205,808	28,794
Provision for financial assets receivable	12,996	44,607	6,241	32,454	101,517	14,203
Provision for accounts receivable and contract assets	23,261	54,156	7,577	54,685	183,149	25,623
Total operating costs and expenses	525,298	1,640,669	229,538	1,931,067	4,187,589	585,865
Income from operations	777,391	942,370	131,843	949,487	2,631,377	368,144
Interest income(expense), net	2,886	(25,546)	(3,574)	6,470	(27,478)	(3,844)
Foreign exchange loss	(3,145)	(64,793)	(9,065)	(3,145)	(67,521)	(9,447)
Other income, net	6,019	70,409	9,851	7,695	94,305	13,194
Income before income tax expense	783,151	922,440	129,055	960,507	2,630,683	368,047
Income tax expense	(205,707)	(188,952)	(26,435)	(361,927)	(559,077)	(78,218)
Net income	577,444	733,488	102,620	598,580	2,071,606	289,829
Net (loss) attributable to noncontrolling interests	—	(73)	(10)	—	(73)	(10)
Deemed dividend	(3,097,733)	—	—	(3,097,733)	—	—
Net (loss) income attributable to ordinary shareholders of the Company	(2,520,289)	733,561	102,630	(2,499,153)	2,071,679	289,839
Net (loss) income per ordinary share attributable to ordinary shareholders of 360 Finance, Inc.
Basic	(12.71)	2.55	0.36	(12.60)	7.20	1.01
Diluted	(12.71)	2.45	0.34	(12.60)	6.88	0.96
Weighted average shares used in calculating net income per ordinary share
Basic	198,347,168	288,054,825	288,054,825	198,347,168	287,788,219	287,788,219
Diluted	198,347,168	299,107,729	299,107,729	198,347,168	301,306,666	301,306,666

360 Finance, Inc.

Unaudited Condensed Consolidated Statements of Comprehensive (Loss)/Income

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,
	2018	2019	2019
	RMB	RMB	USD
Net income	577,444	733,488	102,620
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	3,741	68,476	9,580
Other comprehensive loss	3,741	68,476	9,580
Total comprehensive income	581,185	801,964	112,200
Net (loss) attributable to noncontrolling interests	—	(73)	(10)
Deemed dividend	(3,097,733)	—	—
Comprehensive (loss) income attributable to ordinary shareholders	(2,516,548)	802,037	112,210

	Nine months ended September 30,
	2018	2019	2019
	RMB	RMB	USD
Net income	598,580	2,071,606	289,829
Other comprehensive income, net of tax of nil:
Foreign currency translation adjustment	3,741	65,946	9,226
Other comprehensive loss	3,741	65,946	9,226
Total comprehensive income	602,321	2,137,552	299,055
Net (loss) attributable to noncontrolling interests	—	(73)	(10)
Deemed dividend	(3,097,733)	—	—
Comprehensive (loss) income attributable to ordinary shareholders	(2,495,412)	2,137,625	299,065

360 Finance, Inc.

Unaudited Reconciliations of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi (“RMB”) and U.S. dollars (“USD”)

except for number of shares and per share data, or otherwise noted)

	Three months ended September 30,
	2018	2019	2019
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	577,444	733,488	102,620
Add: Share-based compensation expenses	64,016	22,320	3,123
Non-GAAP net income	641,460	755,808	105,743
Non-GAAP net income margin	49.2%	29.3%

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	777,391	942,370	131,843
Add: Share-based compensation expenses	64,016	22,320	3,123
Non-GAAP Income from operations	841,407	964,690	134,966
Non-GAAP opreating margin	64.6%	37.3%

	Nine months ended September 30,
	2018	2019	2019
	RMB	RMB	USD
Reconciliation of Non-GAAP Net Income to Net Income
Net income	598,580	2,071,606	289,829
Add: Share-based compensation expenses	530,024	164,702	23,043
Non-GAAP net income	1,128,604	2,236,308	312,872
Non-GAAP net income margin	39.2%	32.8%

Reconciliation of Non-GAAP Income from operations to Income from operations
Income from operations	949,487	2,631,377	368,144
Add: Share-based compensation expenses	530,024	164,702	23,043
Non-GAAP Income from operations	1,479,511	2,796,079	391,187
Non-GAAP opreating margin	51.4%	41.0%